Exhibit 19.1

Osprey Funds, LLC

Code of Ethics

I. Introduction and Applicability

This Code of Ethics (the “Code”) establishes rules of conduct for Osprey Funds, LLC and its affiliates (the “Firm” or “Osprey”) and those associated with the Firm, namely each partner, officer, member/director (or other person occupying a similar status or performing similar functions), and all employees of the Firm, as well as any other person who is subject to the supervision and control of the Firm (together, “Employees”). As sponsor of the Bitcoin Trust, Polkadot Trust and, from time to time, other digital asset trust (a “Trust” and together, the “Trusts”), the Firm has duties and responsibilities to the Trusts and its investors (“Clients”) which requires that Osprey and its Employees act for the benefit, and in the interests, of Clients and not to abuse the trust Clients have placed in the Firm. It is required that Employees not to comply with the specific rules set out below, but also to adhere to these more general principles:

●	The interests of Clients should be placed before the interests of any Employee or the Firm;

●	All personal investment transactions should be conducted consistent with the Code and in such a manner as to avoid any actual, potential, or apparent conflict of interest or abuse of an individual’s trust and responsibility; and

●	No Employee should take inappropriate advantage of his or her position or relationship with the Firm.

Osprey recognizes that Employees may wish to engage in personal Cryptocurrency transactions which The Firm needs to balance with its Clients’ interests. Potential conflicts of interest may arise in connection with the personal trading activities of individuals associated with firms such as Osprey. In recognition of its obligations to its Clients, desire to maintain high ethical standards and to address real and potential conflicts, the Firm has adopted this Code designed to:

i)	prevent improper personal trading by Employees;

ii)	prevent improper use of material, non-public information about transactions and holdings of Clients;

iii)	identify conflicts of interest;

iv)	avoid potential violations of applicable laws; and

v)	provide a means to resolve any actual or potential conflict of interest in favor of the Client.

While it is impossible to define all situations that might pose such a risk, this Code is designed to address those circumstances where such risks are likely to arise and Employees are encouraged to contact the Chief Compliance Officer (“CCO”) with any questions or concerns.

Adherence to the Code and other restrictions and guidelines set out in this Code such as those relating to personal investing, giving and receiving gifts and entertainment, use of insider information/trading, protections of Client and Firm confidential information is considered a basic condition of employment for all Employees. If there is any doubt as to the propriety of any activity, employees should consult with the CCO or his or her designee, who is charged with the administration of this Code, has general compliance responsibility for Osprey and may offer guidance on securities laws and acceptable practices, as the same may change from time to time. The CCO may rely upon the advice of outside legal counsel or outside consultants.

II. Definitions Applicability of Code of Ethics

A.	Access Person. Access Person means all members/directors, officers, general partners, and partners of Osprey (and anyone performing similar function or in a similar role). In addition, Access Person includes any Employee who:

1.	Is involved in making investment and/or trading decisions for Client accounts; or

2.	Has access to nonpublic information regarding:

i)	A Client’s purchase, holding or sale of Cryptocurrency, or intentions as to purchase, hold or sell Cryptocurrency; or

ii)	Information regarding the holdings of a Client.

Currently, the Firm considers all Employees to be Access Persons.

B.	CCO. Chief Compliance Officer and his or her designee.

C.	Client. The Trusts, an investor or prospective investors in a Trust, and any person, including natural persons and legal entities to which the Firm provides services whether or not the Firm receives compensation,

D.	Client Account. A Client Account is any account to which the Firm provides services, whether or not the account is charged a management fee.

E.	Cryptocurrency. Digital currency or cryptocurrency is a form of currency that is available only in digital or electronic form, and not in physical form and is represented as a balance or a record stored in a distributed database on the Internet, in an electronic computer database, within digital files or within a stored-value card. Examples of digital currencies include cryptocurrencies, virtual currencies, and central bank digital currencies.

F.	Employee. Each partner, officer, member/director (or other person occupying a similar status or performing similar functions), and all employees of the Firm, as well as any other person who is subject to the supervision and control of the Firm

G.	Firm. Osprey Funds, LLC and its affiliates.

H.	Personal Account. An account in which an Access Person has a Beneficial Interest.

I.	Reportable Investment. A Reportable Investment is any Cryptocurrency that is held by a Trust, any derivative security on such Cryptocurrency, and shares of any exchange-traded product that is sponsored by Osprey Funds, LLC.

III. Personal Trading Accounts

A.	Personal Trading Accounts

1.	Personal Accounts of Access Persons (Employee). This Code applies to all personal Cryptocurrency accounts in which an Access Person has a Beneficial Interest (“Personal Account”). In general, an Access Person has a Beneficial Interest in a securities account:

a)	Owned by the person, or in which the person has a financial interest;

b)	Over which the person exercises investment control or discretion;

c)	Maintained by or for the benefit of the person’s spouse/spousal equivalent (other than a legally separated or divorced spouse of the person), minor children and other family members sharing the same household;

d)	Maintained by or for the benefit of any individual who shares the person’s household with the person;

e)	Maintained by or for the benefit of any person to whom the person provides primary financial support and whose financial affairs the person controls;

f)	Of any trust or other arrangement which names the person is a beneficiary; and

g)	Any partnership, corporation, or other entity of which the person is a director, officer or partner (or equivalent) or in which the person has a 25% or greater beneficial interest, or in which the person owns a controlling interest (i.e., 25% or greater) or exercises effective control.

See Exhibit B-1 Beneficial Ownership for additional detail.

2.	Access Person Serving as Trustee. A Personal Account does not include an account for which a person serves as trustee of a trust and the person does not have investment discretion or control over the trust.

3.	Solicitors/Consultants. Non-employee solicitors or consultants are not subject to this Code unless the solicitor/consultant, as part of his or her duties on behalf of Osprey, (i) makes or participates in making investment recommendations for Clients, or (ii) obtains information about investments recommended or made for Clients or the investments in a Client account.

4.	Service Providers. From time to time, Employees may be asked or required to share Client Account information outside of the Firm with service providers that is necessary for the service provider to effectively provide the services. Examples include:

- brokers	- accountants or accounting support service firms

- custodians	- transfer agents

- bankers	- lawyers

5.	No Admission. Any report submitted to comply with the requirements of this Code shall not be construed as an admission by the person making the report that he or she has any direct or indirect Beneficial Ownership in the account or securities to which the report relates.

B.	Restrictions on Personal Investing Activities

1.	General. It is the responsibility of each Access Person to ensure that a particular Cryptocurrency transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by applicable law. Personal Cryptocurrency transactions for Access Persons may be effected only in accordance with the provisions of this Code and applicable law.

C.	Pre-clearance of Transactions in Personal Account.

1.	Pre-clearance. An Access Person must obtain prior written approval of a Reportable Investment transaction from the Chief Compliance Officer before engaging in transactions in Reportable Investments for his or her Personal Account.

Cryptocurrency transactions for the Trusts are placed once a week (or more frequently, if applicable). The CCO will normally not grant pre-clearance for a transaction in a Reportable Investment in the two days prior to the day on which the Trust is scheduled to trade (the “Blackout Period”). The CCO may grant pre-clearance during the Blackout Period if the Trust does not plan or expect to place a Cryptocurrency transaction on the scheduled trade date; or the planned or expected Cryptocurrency order is small and is unlikely to move the price of the Cryptocurrency; or for such other reason the CCO deems not to involve improper use of Trust trading information or is not detrimental to the Trust.

2.	Requests for Pre-clearance. Requests for pre-clearance are to be submitted on the Trading Pre-Clearance Approval attached as Exhibit B-3. The request must provide the following information:

a)	name of the Cryptocurrency and ticker symbol or other identifier;

b)	type of transaction (acquisition, disposition, etc.);

c)	name of the exchange, broker or dealer;

d)	account name and account number; and

e)	quantity/principal amount of Cryptocurrency and approximate value of the transaction.

Any approval given under this paragraph will generally remain in effect for only that day unless otherwise specified in the request and approved.

D.	Reporting Requirements

1.	Reporting Requirements. All Access Persons are required to submit to the CCO (subject to the applicable provision of Section V. below) the following report:

Quarterly Transactions Report –The Quarterly Transactions Report (attached Exhibit B-2) must be completed and submitted within thirty (30) days after each calendar quarter-end. The reports must cover all transactions in Reportable Securities in any Personal Account during the relevant quarter.

E.	Oversight of Code of Ethics

The CCO will review Access Persons Quarterly Transaction Reports quarterly. The President will review the Reports submitted by the CCO.

1.	Reporting. Any situation that may involve a conflict of interest or a possible violation of this Code must be promptly reported to the CCO who must report it to the executive management of Osprey.

2.	Review of Transactions. Each Access Person’s transactions in his or her Personal Accounts will be reviewed on a regular basis and compared to transactions entered into by Osprey for Clients. Any transactions believed to be a violation of this Code will be reported promptly to the executive management of Osprey.

3.	Sanctions. The executive management of Osprey, with advice of outside legal counsel, at its discretion, shall consider reports made to management and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action management deems appropriate or to the extent required by law (as may be advised by outside legal counsel or other advisors). These actions include a letter of warning, suspension, termination of employment and referral for civil or criminal prosecution.

F.	Confidentiality

All reports of securities transactions and any other information filed pursuant to this Code shall be treated as confidential to the extent permitted by law.

IV. Other Restrictions

A. Gifts & Entertainment. Business gifts and entertainment received or given in connection with business discussions or the development of business relationships are generally deemed appropriate in the conduct of the Firm’s business, so long as such gifts and entertainment are not lavish or excessive, do not give the appearance of being designed to influence the recipient and are received or given in accordance with the following restrictions.

1.	Receipt of Gifts. Without the written consent of the CCO, no Access Person may accept any gift or other item of more than $100 in value from any person or entity, including Clients, that does business with or on behalf of Osprey.

The receipt of cash or cash equivalents (e.g., gift certificates, etc.) is strictly prohibited.

2.	Giving of Gifts.

a)	No Employee may make or give, or offer or promise to make or give, a payment or gift or anything of value (including gifts of nominal value) to any U.S. state, federal or other government employee or official (including any official of a municipal or state pension plan), any non-U.S. government official or employee (including any official or employee of any public international organization or government-owned or controlled business) or any U.S. or non-U.S. political party, official or candidate without first obtaining written approval from the CCO, which approval shall not be granted if such gift or payment may reasonably be considered a violation of, or an inducement to violate, ethical guidelines, local law or U.S. or foreign law. See Section III.B for additional guidance with respect to the restrictions on making political contributions).

b)	Employees are prohibited from giving or providing any gift, including a personal gift, to any official of a Taft-Hartley Plan (i.e., a type of retirement plan for union employees) or to a local, U.S. or foreign government employee without the prior written approval of the CCO.

c)	Subject to the additional restrictions set forth in Sections III.A.2(a) and (b), no Access Person may give or offer to give any gift of more than $100 in value to any person or entity that does business with or on behalf of the Firm without first obtaining written approval from the CCO or the President, which will not be granted if the gift or payment may reasonably be considered a violation of, or an inducement to violate, ethical guidelines, local, foreign or U.S. law.

The giving of cash or cash equivalents (e.g., gift certificates, etc.) is strictly prohibited.

3.	Receipt of Entertainment. You may attend business meals, sporting events and other entertainment events at the expense of the host so long as the expense is reasonable and appropriate (e.g., no “adult entertainment”), both you and the host are present, and the events are not excessive in cost (e.g., $250) and/or frequency or that are, or could be perceived as, an improper quid pro quo . Examples of events that may be considered an unreasonable expense would include “marquee events” such as the World Cup, World Series or Super Bowl, premier concerts and vacation trips. Employees should forward by way of e-mail to the attention of the CCO a description of any entertainment that is unusual and not customary to our normal course of business in which the Employee is considering participating. If the estimated cost or value of your portion of such entertainment event is expected to be greater than $250, you must obtain the approval of the CCO prior to attending the event or, if not possible or practical, report the entertainment promptly to the CCO.

The acceptance of tickets to any entertainment event where the host is not present is considered a gift subject to the above gift provisions.

4.	Provision of Entertainment.

a)	Business entertainment provided for any U.S. state, federal or other government employee or official, any non-U.S. government official or employee (including any official or employee of any public international organization or government-owned or controlled business) or any U.S. or non-U.S. political party, official or candidate must be approved by the CCO or the President PRIOR to extending the invitation, even those activities that you might consider incidental, such as a modest meal, local transportation, or of a nominal value. Use Exhibit B-4 Gift and Entertainment Request.

b)	Subject to the additional restrictions set forth in Section III.4(a), Employees must obtain the approval of the CCO or President prior to providing business-related entertainment with a cost or value in excess of $250 per recipient. If the entertainment was not planned and obtaining prior approval is not possible or practical, the entertainment must be reported promptly to the CCO, this exception does not apply to business entertainment provided for any U.S. state, federal or other government employee or official, any non-U.S. government official or employee (including any official or employee of any public international organization or government-owned or controlled business); any U.S. or non-U.S. political party, official or candidate; or to an official of a Taft-Hartley Plan. Use Exhibit B-4 Gift and Entertainment Request.

5.	Gifts and Entertainment Reporting.

a)	All gifts ($100) and entertainment ($250) with a value in excess of the limits, given by you to a person or entity that does business with or on behalf of Osprey, or of which you are the recipient from such a person or entity, must be promptly reported (but in no event later than 5 days following the giving or receipt thereof) reported to the CCO on Exhibit B-4 Gift and Entertainment Approval and Reporting Form; provided that ALL gifts and entertainment approved pursuant to Section III.A.2(a) (government employee gifts) or Section III.A.4(a) (government employee entertainment), and ALL gifts and entertainment regardless of value described in Section III.A.5(b) (Taft-Hartley Plans), must be reported to the CCO.

b)	Taft-Hartley Plans. Any gifts, entertainment, or any payment of money or anything of value, regardless of the amount or value, made directly or indirectly by you to a labor organization or officer, agent, shop steward, or other representative or employee of any labor organization (including union officials serving in some capacity to a Taft-Hartley Plan) must be reported to the CCO.

Use Exhibit B-4 Gift and Entertainment Request.

6.	Exceptions to Gift and Entertainment Limits. Exceptions to the gift and entertainment limits may be made by the CCO. Employees may request exceptions for personal circumstances in which the Employee has a personal relationship with a third party (such as receiving or providing personal gifts as wedding gifts, or gifts for the birth of a child).

B. Political Contributions. As a general rule, it is never permissible for an Employee to make or solicit a political contribution for the purpose of influencing the official conduct of an elected official. Osprey’s policy with respect to political contributions is attached hereto as Exhibit C Political Contributions Policy. Failure to comply with the Pay-to-Play Rule could severely disrupt the business of the Firm. Accordingly, the Firm requires that all Employees must obtain pre-clearance for all campaign contributions and fundraising activities using the Political Contribution Pre-Clearance Form attached as Exhibit C-1. Further, each prospective new Employee must provide to the CCO, at or prior to hiring, Exhibit C-2 Political Contribution Disclosure Form.

C. Marketing to Government Entities. Prior to marketing to government entities, the Employee conducting the marketing should consult with the CCO to review the list of all political contributions made by the Firm and certain Employees to determine whether the contributions would prohibit such government entity from doing business with the Firm. The Employee conducting the marketing should also consult with the CCO regarding whether registration as a lobbyist is required. The CCO may consult with outside counsel if there is any question regarding a potential need for the Firm or the Employee to register as a lobbyist.

D. Service as a Director and Other Outside Business Activities. No Employee may serve on the board of directors, officer (or equivalent) or employee of any company without prior authorization from the President based upon a determination that the service would not be inconsistent with the interests of Clients. Each Employee must disclose to, and obtain the consent of, the CCO and/or President prior to (1) accepting employment of any type outside of Osprey, (2) serving as an director or officer of any business or organization (for profit or not-for-profit), or (3) having a financial interest in another business organization other than a public company. An Employee who engages in such approved activity or business should limit conducting such business or activities from the Firm offices and should not otherwise behave in such manner that might imply that such activities are being conducted by or endorsed by Osprey.

Use Exhibit B-5 - Outside Business Activity Report Request.

V. Insider Trading

The Firm and the Trusts do not invest or purchase securities, only Cryptocurrencies. The Compliance Manual and this Code prohibits Employee from using information gained in the course of their duties at the Firm to trade in Cryptocurrencies unless approved as set forth in Section III.C above. However, the penalties for securities insider trading can be severe. The Firm does not monitor employees securities trading.

VI. Foreign Corrupt Practices Act and other Anti-Corruption Laws

The U.S. Foreign Corrupt Practices Act (the “FCPA”) makes it unlawful for any U.S. company – as well as any of its officers, directors, employees, agents or stockholders acting on its behalf – to, directly or indirectly, make a payment or offer of payment to a “foreign official” for the purpose of influencing that official to assist in obtaining or retaining business for a company, or any advantage. It is the policy of the Firm to strictly comply with the FCPA and all other applicable laws against bribery and other improper payments.

VII. Confidential Information

A. Osprey Proprietary Information.

Osprey provides its Employee with access to its physical resources, electronic media and proprietary information, as well as technology developed or used by Osprey. Employees are responsible for the proper use of Osprey’s physical resources, electronic media, proprietary information and technology. Accordingly, Employees may not disseminate, sell or otherwise use Osprey’ physical resources, electronic media, proprietary information or technology for their personal benefit or for the benefit of a third-party. This restriction continues to apply after employment terminates, regardless of the reason for termination. Osprey’s resources and electronic media may be used only for those activities that are directly related to Osprey’s business or that has been approved in advance.

Employees should be aware that any product, program, or writing developed or produced by Employees during job time, by using Osprey’s facilities, or as a result of performing their job responsibilities, is the property of the Firm.

Employees should take appropriate steps to protect all of the Firm’s proprietary interests, both while employed by the Firm and after employment. Further, copying any records for any purpose other than a necessary job-related activity is strictly prohibited. No Osprey records, information, or copies thereof may be retained by an Employee following termination of employment.

B. Third-Party Proprietary Information.

Employees are responsible for using the patented, copyrighted, or other proprietary material or information (including software) of a third-party in compliance with applicable provisions of any contract between Osprey and the third-party. Osprey, as well as Employees, may be held liable for both civil damages and criminal penalties for copyright, trademark, or patent infringement and for any other illegal or improper use of another’s property. Employees should also be aware that other uses of third-party materials or information, such as the duplication of computer software and the downloading of data from information retrieval services (databases), may also require the owner’s permission. Thus, Employees may not use Osprey’s technology resources to copy, retrieve, forward or send copyrighted materials unless the Employee has the author’s permission. Employees are encouraged to consult their immediate supervisor or the CCO regarding the photocopying, duplication, reproduction, data downloading, or other use of proprietary material or information owned by a third-party.

C. Client Confidential Information.

The Firm has adopted a Privacy, Information Security & Identity Theft Program to provide and identify administrative, technical and physical safeguards that establish standards for maintaining the security and confidentiality of nonpublic personal information collected from Clients.

Please see Exhibit E for more information regarding the Privacy, Information Security & Identity Theft Program.

IX. No Retaliation Policy

In order to maintain an effective Compliance Program, the Firm relies upon all of its Employees to be cognizant of potential or existing violations of federal laws as well as these policies and procedures. An awareness of a violation helps the Firm promptly resolve issues and enhances the integrity of the Firm. Accordingly, the Firm provides all Employees with the opportunity to report any concerns or violations to the CCO, in confidence and without any fear of retaliation. The Firm places a strong emphasis on maintaining the confidentiality and anonymity of a person reporting a violation or concern.

To that end, the Firm will not allow disciplinary action to be taken against an Employee for disclosing evidence of wrongdoing to the CCO or other senior manager, or for refusing to engage in conduct that he or she reasonably believes is unlawful or unethical. Osprey encourages anyone who encounters evidence of an actual or potential violation of any law, rule or regulation or other wrongdoing or who is asked to engage in conduct that may be unlawful or unethical to notify the CCO or another senior manager promptly.

Employees reporting violations should have reasonable grounds for believing that a violation of federal securities laws or these policies and procedures has occurred, is occurring or may occur.

X. Miscellaneous

A. Sanctions for Violation of Code. Upon discovering that an Employee has not complied with the requirements of this Code, the Firm may impose whatever sanctions it deems appropriate, including disgorgement of profit, censure, suspension or termination of employment and referral to the appropriate authorities for civil and criminal prosecution.

B. Exceptions. The Firm reserves the right to decide, on a case-by-case basis, exceptions to any provisions under this Code. Any exceptions made hereunder, and the reasons therefore, will be maintained in writing by the Firm.

C. Preservation of Documents. This Code, a copy of each report submitted by an Employee, any written report made hereunder by the Firm or the CCO and lists of all persons required to make or review reports, shall be preserved in accordance with the Document Retention Plan of Osprey.

D. Other Laws, Rules and Statements of Policy. Nothing contained in this Code shall be interpreted as relieving any Employee from acting in accordance with the provision(s) of (1) any applicable law, rule or regulation, (2) any other statement of policy or procedure governing the conduct of such person adopted by the Firm or (3) any contract to which the Employee is a party.

E. Further Information. If any person has any question with regard to the applicability of the provisions of this Code generally or with regard to any securities transaction, he or she should consult the CCO.

Exhibits Schedule

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